Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended
	March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Computation of Earnings
Net income	$15,104	$13,824	$48,349	$67,303	$66,739	$59,251	$221,337
Add: Income tax expense	7,081	6,351	19,234	36,442	38,300	32,702	132,639
Income from continuing operations before income taxes	22,185	20,175	67,583	103,745	105,039	91,953	353,976
Fixed charges, excluding interest on deposits	853	983	3,641	2,964	4,140	9,656	9,665
Total earnings for computation, excluding interest on deposits	23,038	21,158	71,224	106,709	109,179	101,609	363,641
Interest on deposits	3,316	3,860	13,247	24,625	40,781	58,336	47,580
Total earnings for computation, including interest on deposits	$26,354	$25,018	$84,471	$131,334	$149,960	$159,945	$411,221

Computation of Fixed Charges
Portion of rental expense deemed representative of interest *	$-	$-	$-	$-	$-	$-	$-
Interest on short-term borrowed funds	329	329	1,177	262	163	94	1,318
Interest on long-term borrowed funds	524	654	2,464	2,702	3,977	9,562	8,347
Total fixed charges, excluding interest on deposits	853	983	3,641	2,964	4,140	9,656	9,665

Interest on deposits	3,316	3,860	13,247	24,625	40,781	58,336	47,580
Total fixed charges, including interest on deposits	$4,169	$4,843	$16,888	$27,589	$44,921	$67,992	$57,245

Ratio of Earnings to Fixed Charges
Excluding deposit interest	27.01	21.52	19.56	36.00	26.37	10.52	37.62
Including deposit interest	6.32	5.17	5.00	4.76	3.34	2.35	7.18

* All of First Financial Bancorp's leases are operating; none are capitalized.